

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 14, 2008

Mr. Brian L. Cantrell
Senior Vice President and Chief Financial Officer
Alliance Holdings GP, L.P.
1717 South Boulder Avenue
Suite 400
Tulsa, OK 74119

> **Re: Alliance Holdings GP, L.P.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 7, 2008**
> **File No. 0-51952**
> **Response letter filed May 29, 2008**

Dear Mr. Cantrell:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2007

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation, page 77

1.	Your response to prior comment number 3 states that you did not feel it was necessary to evaluate FIN 46(R) with regard to the consolidation of ARLP as you determined that you were required to consolidate ARLP based on another consolidation model (i.e. EITF 04-5). However, prior to consolidating an entity under EITF 04-5 you should first look to FIN 46(R) to determine whether the entity is a VIE that should be evaluated for consolidation under the VIE model; we refer you to paragraph 3 of EITF 04-5. Therefore, please clarify how you evaluated ARLP under the FIN 46(R) consolidation model, including determining whether ARLP is a VIE.

2.   We note your response to prior comment number 3 with respect to your determination that it is appropriate to consolidate ARLP pursuant to EITF 04-5. Assuming that you are not required to consolidate the entity pursuant to a FIN 46(R) model, please provide a more detailed analysis of EITF 04-5 supporting your conclusion that consolidation of ARLP is appropriate. As part of your response, tell us whether the limited partners have the substantive ability to dissolve (liquidate) the partnership or have substantive participating rights.

3.   With regard to the issue of common control, it appears you are telling us that Mr. Craft controls you, not that Mr. Craft has additional ownership or control in ARLP beyond your ownership and control. As such, please clarify how Mr. Craft's interests impacts your analysis of common control under EITF 02-5. Please provide your complete analysis of the situations in EITF 02-5 and how they directly apply to you.

Closing Comments

         As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

                                                  Sincerely,

                                                  Chris White
                                                  Branch Chief